FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For November 2, 2009

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-  ____

The following information was issued as Company announcements, in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K.

02 November 2009

Status of the Asset Protection Scheme and State Aid discussions

The Royal Bank of Scotland Group plc (“RBS”) notes recent speculation in the media on both the terms associated with RBS’s proposed participation in the UK Government’s Asset Protection Scheme (“APS”) and the State Aid measures which are to be agreed with the European Commission (“EC”).

RBS believes it is close to agreement with HM Treasury with respect to its proposed participation in the APS.  RBS expects the agreement on the APS to reflect market improvements since February and RBS’s ongoing recovery whilst giving protection against future potential stressed case losses.

With respect to the EC, negotiations between HM Treasury and the EC are in their final stages and will include some divestments not initially contemplated.  It remains RBS’s goal that any required divestments do not threaten its recovery plan which is already underway.

While timings may still change, further announcements regarding both the APS and the EC position are currently planned to be made not later than the release of RBS’s third quarter results on Friday, 6 November 2009.

For further information please contact:

Investors	Media

Richard O’Connor	Andrew Wilson

Head of Investor Relations	Head of Group Corporate Affairs

+44 (0)207 672 1758	+44 (0) 131 626 3864

+44 (0) 7810 636995

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 2 November 2009

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ A McEntee

Name:	A McEntee
Title:	Assistant Secretary